Exhibit (a)(5)(J)

EFiled: Nov 4 2011 2:25PM EDT [SEAL]
Transaction ID 40728144
Case No. 7015-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

JAMES CURRELL, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,	C.A. No.

v.

ADOLOR CORPORATION, DAVID MADDEN,

ARMANDO ANIDO, MICHAEL R. DOUGHERTY,

GEORGES GEMAYEL, PAUL GODDARD,

GEORGE V. HAGER, JR., GUIDO MAGNI,

CLAUDE H. NASH, DONALD E. NICKELSON,

CUBIST PHARMACEUTICALS, INC. and

FRD ACQUISITION CORPORATION,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff James Currell (“Plaintiff”), on behalf of himself and all other similarly situated public shareholders of Adolor Corporation (“Adolor” or the “Company”), by his attorneys, makes the following allegations against the members of Adolor’s board of directors identified below (the “Board”); Cubist Pharmaceuticals, Inc. (“Cubist”) and further collectively with the Company’s Board and Adolor, the “Defendants”, in support of Plaintiff’s claims relating to the proposed all-cash tender offer for the Company’s outstanding stock by Cubist at the unfair price of $4.25 in cash and a Contingent Payment Right (CPR) per share (the “Proposed Transaction”). The Board has unanimously recommended to the Company’s stockholders to tender their shares in the transaction. Defendants expect to complete the Proposed Transaction in the fourth quarter of 2011.

The allegations of the Complaint are based on the personal knowledge of Plaintiff as to himself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein, as follows:

NATURE OF THE ACTION

1.                                       This is a class action on behalf of the public shareholders of Adolor against Adolor’s Board for breach of fiduciary duties owed to the Company’s shareholders, and against Cubist for aiding and abetting the Directors’ breaches, arising from the Proposed Transaction. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

2.                                       Plaintiff has been the owner of the common stock of Adolor since prior to the wrongs herein complained of and continuously to date.

3.                                       Adolor is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 700 Pennsylvania Drive, Exton, Pennsylvania. Adolor is, and at all relevant times hereto was, listed and traded on the NASDAQ exchange under the symbol “ADLR”. Adolor is a biopharmaceutical company focused on the development and commercialization of novel prescription pain and pain-management products. Adolor’s mission addresses a simple goal: to provide enhanced relief for the millions of people who suffer from pain and pain-related conditions each year. The Company commenced operations in 1994 to capitalize on proprietary technology in cloned opioid receptors. Today, the Company is a leader in the development and commercialization of novel opioid receptor-targeted therapeutics designed to maintain or improve pain relief and reduce opioid-related side effects. Adolor’s first commercial product, ENTEREG® (alvimopan), is a small molecule, peripherally- acting mu opioid receptor antagonist intended to block the adverse side effects of opioid analgesics, like morphine, on the gastrointestinal (GI) tract without interfering with central nervous system (CNS) mediated analgesia. ENTEREG is the first, and only, FDA-approved therapy for the management of delayed GI recovery following bowel resection surgery. The product is specifically indicated to accelerate upper and lower GI recovery following partial large or small bowel resection surgery with primary anastomosis. The Company also is developing ADL5945, a small molecule, potent peripherally-acting mu opioid receptor antagonist intended to block the adverse effects of opioid analgesics on the GI tract without affecting analgesia, to treat chronic opioid-induced constipation (OIC). Phase 2 trials of ADL5945 demonstrated statistically significant and clinically relevant efficacy in patients suffering from OIC. The Company expects to initiate a Phase 3 program with ADL5945 in early 2012.

4.                                       Defendant Cubist Pharmaceuticals, Inc. is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 65 Hayden Avenue, Lexington, Massachusetts. Cubist is, and at all relevant times hereto was, listed and traded on the NASDAQ exchange under the symbol “CBST”. Cubist is also a biopharmaceutical company.

5.                                       Defendant David Madden (“Madden”) has served as the Company’s Chairman of the Board of Directors since May 2005 and as director of the Company since January 2000. Madden beneficially owns approximately 2.39% of the Company’s outstanding common stock

6.                                       Defendant Michael R. Dougherty (“Dougherty”) has served as President, Chief Executive Officer and a director of the Company since December, 2006. Dougherty beneficially owns approximately 2.77% of the Company’s outstanding common stock. Completion of the

Proposed Transaction will trigger the Company’s Change in Control Plan, entitling Dougherty to severance payments valued at approximately $1,266,181.

7.                                       Defendant Armando Anido (“Anido”) has served as an Adolor director since August 2003. Anido is also chair of the Governance and Nominating Committee.

8.                                       Defendant Georges Gemayel (“Gemayel”) has served as an Adolor director since April 2007. Gemayel serves on the Company’s Audit Committee and the Governance and Nominating Committee.

9.                                       Defendant Paul Goddard (“Goddard”) has served as an Adolor director since October 2000. Goddard serves on the Company’s Compensation Committee.

10.                                 Defendant George V. Hager, Jr. (“Hager”) has served as an Adolor director since July 2003. Hager is also chair of the Company’s Audit Committee.

11.                                 Defendant Guido Magni (“Magni”) has served as an Adolor director since June 2008. Magni serves on the Company’s Governance and Nominating Committee.

12.                                 Defendant Claude H. Nash (“Nash”) has served as an Adolor director since January 2000. Nash is also chair of the Company’s Compensation Committee.

13.                                 Defendant Donald E. Nickelson (“Nickelson”) has served as an Adolor director since September 2003. Nickelson serves on the Company’s Compensation Committee and the Audit Committee.

14.                                 The directors and executives of the Company as a group beneficially own or control approximately 8.38% of Adolor common stock.

15.                                 The “Individual Defendants” (named herein in paragraphs 5-13), as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiff and the Company’s other public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

16.                                 Defendant FRD Acquisition Corporation, (“FRD”) is a Delaware corporation and is a wholly owned subsidiary of Cubist. FRD was formed for the purpose of facilitating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

17.                                 Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein (the “Class”).

18.                                 This action is properly maintainable as a class action.

19.                                 The Class is so numerous that joinder of all members is impracticable. As of July 15, 2011, there were in excess of 46 million shares of Adolor common stock outstanding, owned by hundreds, if not thousands, of shareholders.

20.                                 There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants, as alleged herein.

21.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

22.                                 Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

23.                                 The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

A.                                         The Merger

26.                                 On October 24, 2011, Adolor and Cubist announced that they had entered into an agreement and plan of merger (the “Merger Agreement”) dated October 24, 2011, whereby Cubist would acquire controlling interest in Adolor through a tender offer and second-step merger (the “Merger”), stating in part:

LEXINGTON, Mass. & EXTON, Pa.

Cubist Pharmaceuticals, Inc. (NASDAQ: CBST) and Adolor Corporation (NASDAQ: ADLR) today announced that they have signed a definitive agreement under which Cubist will acquire all of the outstanding shares of Adolor for $4.25 per share in cash, or approximately $190 million on a fully-diluted basis, net of Adolor’s third quarter 2011 cash balance. In addition to the upfront cash payment, each Adolor stockholder will receive one Contingent Payment Right (CPR), entitling the holder to receive additional cash payments of up to $4.50 for each share they own if certain regulatory approvals and/or commercialization milestones for ADL5945 are achieved. The total transaction is valued at up to $415 million, net of Adolor’s third quarter 2011 cash balance, and is expected to be accretive in 2012.

Under the agreement, Cubist will commence a tender offer to purchase all of the outstanding shares of Adolor for the upfront cash payment and a CPR. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close in the fourth quarter of 2011.

Adolor markets ENTEREG® (alvimopan), the first and only FDA-approved therapy to accelerate the time to upper and lower gastrointestinal recovery following partial large or small bowel resection surgery with primary anastomosis. ENTEREG is an oral, peripherally-acting mu opioid receptor antagonist. Cubist, with its focus on addressing acute care and hospital needs, will leverage its existing commercial operations to promote ENTEREG. Launched in 2008, ENTEREG generated more than $25 million in U.S. sales in 2010 and $15.7 million through June 30, 2011. Cubist anticipates peak ENTEREG sales of over $100 million annually.

Adolor’s lead development program is ADL5945, an oral, peripherally-restricted mu opioid receptor antagonist. It is currently in development for the treatment of chronic opioid induced constipation (OIC), a growing, multi-billion dollar, currently underserved market. Adolor announced positive Phase 2 data for ADL5945 in August 2011 and Phase 3 trials are expected to be initiated in 2012. Cubist plans to retain certain U.S. and specialty rights while seeking a partner to assist with ex-U.S. and primary care commercialization.

“This transaction is an excellent strategic fit for Cubist and the latest milestone in what has been a transformational year for the company,” said Cubist President and Chief Executive Officer Michael Bonney. “ENTEREG is a first-in-class therapy with strong growth potential, and we believe our experienced sales force and strong commercial platform will realize the potential of this important hospital product. With the addition of ADL5945, Cubist will have a truly outstanding late-stage pipeline with three strong candidates addressing significant markets. We are excited about the acquisition of Adolor and believe it will deliver significant value to our shareholders, hospital customers, and patients.”

Michael Dougherty, Adolor’s President and Chief Executive Officer, stated, “This transaction delivers significant immediate value to Adolor stockholders, as well as potential future value through the CPRs. Cubist shares our commitment to patients and their health care providers, and we expect that ENTEREG and ADL5945 will benefit from Cubist’s proven track record and larger platform in development and commercialization.”

Terms of the CPR call for additional cash payments of up to $4.50 per CPR. The CPR will entitle each Adolor stockholder to receive up to $3.00 per share if ADL5945 receives regulatory approval in the U.S. and up to $1.50 per share if ADL5945 receives regulatory approval in the European Union, in both instances prior to July 1, 2019. In each case, the size of the payment would depend on the parameters of the approval. The CPR will not be publicly traded.

27.                                 Under the terms of the Merger Agreement, Adolor shareholders will receive $4.25 in cash for each outstanding share of Adolor common stock owned.

28.                                 Additionally, under the Merger Agreement, Adolor shareholders will also receive a CPR entitling the shareholder to additional compensation up to $4.50 in cash per each outstanding share of Adolor common stock owned contingent on certain regulatory approvals and/or achievement of certain commercial milestones related to ADL5945 prior to July 1, 2019.

29.                                 Based on the number of outstanding shares of Adolor’s common stock on July 15, 2011, the aggregate purchase price for Adolor in the Merger would be between approximately $190 million and $415 million, depending upon the value of the CPR.

30.                                 The Merger Agreement contains preclusive deal protection devices that are not contemplated to benefit the Company or its stockholders, and instead, benefit Cubist. Under the Merger Agreement, the Board is prohibited from soliciting or considering competing bids for the Company. Cubist is also provided with four business days to match any competing proposal in the event one is made to Adolor.

31.                                 These provisions essentially “lock-up” the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company. The Proposed Transaction will deny the Company and its shareholders of adequate consideration in light of the Company’s assets and value to Cubist.

B.                                         The Proposed Transaction Undervalues The Company

32.                                 As set forth below, the Company has performed exceedingly well and has in fact thrived in a difficult economic climate.

33.                                 The Company has recently regained the full rights to ENTEREG, which has already resulted in increased net revenues and which should continue as ENTEREG’s patent protection will likely keep generic versions at bay until 2020. In addition, its ADL5945 product is expected to enter into Phase 3 trials in 2012.

34.                                 As the tables below illustrate, important financial metrics of the Company such as revenue and sales are increasing and the value of the Company is trending upwards:

ADOLOR CORPORATION AND SUBSIDIARY
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenues:
Product sales, net	$8,222,865	$6,259,271	$15,673,715	$11,549,502
Contract revenues	5,967,502	4,687,022	7,547,150	10,064,878

Total revenues, net	14,190,367	10,946,293	23,220,865	21,614,380

Operating expenses incurred:
Cost of product sales	948,235	677,283	1,818,155	1,267,235
Research and development	6,638,278	9,595,492	13,489,424	20,113,632
Selling, general and administrative	8,555,176	9,002,026	17,252,494	18,229,255

Total operating expenses	16,141,689	19,274,801	32,560,073	39,610,122

Loss from operations	(1,951,322)	(8,328,508)	(9,339,208)	(17,995,742)
Interest income	10,374	51,458	31,000	119,153
Other income, net	104,572	—	215,460	—

Net loss	$(1,836,376)	$(8,277,050)	$(9,092,748)	$(17,876,589)

Basic and diluted net loss per share	$(0.04)	$(0.18)	$(0.20)	$(0.39)

Shares used in computing basic and diluted net loss per share	46,408,293	46,332,301	46,398,849	46,323,266

35.                                 In a July 27, 2011 press release announcing Adolor’s second quarter 2011 financial results, the Company touted its performance, highlighting:

•                                          Reported net sales of ENTEREG of $8.2 million, a 31% increase compared to the same period one year ago;

•                                          Net sales of ENTEREG were $15.7 million for the six months ending June 30, 2011.

36.                                 In that same press release, Defendant Dougherty commented on the positive trend of Adolor’s financial metrics and the positioning of the Company for continued growth, stating that “the second quarter was highlighted by continuing growth in ENTEREG sales and, of course, our agreement with GSK to assume full ownership of the product,” and that “[w]e enter the second half of 2011 with positive momentum and look ahead to an important milestone for our Company, the reporting of data in August for ADL5945 in our phase 2 program in chronic OIC.”

37.                                 The growth rate of the Company is impressive in its own right, but even more so when, as the chart below shows, Adolor’s growth is compared to that of its industry and the S&P 500 (http://moneycentral.msn. com/investor/invsub/results/compare.asp? symbol=US%3aADLR).

Industry: Drug Manufacturers - Other

GROWTH RATES %	COMPANY	INDUSTRY	S&P 500

Sales (Qtr vs year ago qtr)	29.60	16.30	14.90

Net Income (YTD vs YTD)	NA	NA	NA

Net Income (Qtr vs year ago qtr)	77.80	3.30	65.00

Sales (5-Year Annual Avg.)	22.47	16.45	8.24

Net Income (5-Year Annual Avg.)	NA	1.91	8.74

Dividends (5-Year Annual Avg.)	NA	14.37	5.72

38.                                 In an August, 2011 investor presentation, the Company once again touted its “solid financial position” and pointed to the Company having $32.1 million in cash and “no debt”:

Company Highlights

•                  ENTEREG® (alvimopan)

•             First, and only, approved product to accelerate GI recovery following bowel resection

•             Agreement signed June 2011 to acquire GSK’s rights

•                  ADL5945 for opioid-induced constipation (OIC)

•             Positive Phase 2 data for .25 mg dose

•             Primary and secondary endpoints statistically significant

•             Highly favorable tolerability profile

•                  Solid financial position

•             $ 32.1 million in cash at 6/30/11; no debt

•             ENTEREG acquisition — financial/strategic benefits

39.                                 The financial results of the Company and significant increases from the prior reported periods demonstrate the inadequacy of the consideration being offered Plaintiff and the Class.

40.                                 The proposed consideration to be paid to Plaintiff and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of Adolor is materially in excess of the amount offered, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability, and established markets.

C.                                    The Merger Agreement Unfairly Deters Competitive Offers

41.                                 The Merger Agreement executed by the Defendants unreasonable and unfairly restricts the Company from soliciting competitive offers for the Company and eliminates a market check on Cubist’s offer.

42.                                 The Merger Agreement does this by failing to include a reasonable “go shop” period. In fact, section 5.2 of the Merger Agreement specifically forbids the Company from engaging in any activity that may result in a competitive offer.

43.                                 In addition, Section 8.2 of the Merger Agreement provides for various fees payable to Cubist in the event that the Proposed Transaction is not consummated, including the imposition of an exorbitant $10,000,000 termination fee.

44.                                 Any unsolicited competing bidder would have to go great expense of conducting due diligence, and formulating a proposal within a very limited time frame, which pursuant to Section 5.2 of the Merger Agreement, Cubist would have an opportunity to equal. If tenacious enough to navigate this obstacle course, that bidder will be further discouraged by the onerous termination fee that the Company (and by extension, the “successful” competing bidder) will be forced to pay.

45.                                 By entering into the agreement with Cubist, the Adolor Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Adolor shareholders.

46.                                 The Individual Defendants have violated their fiduciary duties owed to the public shareholders of Adolor. The Individual Defendants’ agreement to the terms of the Proposed

Transaction, its timing, and the change in control payments demonstrate a lack of due care and of loyalty to the Adolor public shareholders.

47.           The timing of the proposed sale of Adolor to Cubist appears opportunistically timed to take advantage of the current economic downturn, and is grossly unfair, inadequate, and substantially below the fair or inherent value of the Company.

48.           The Individual Defendants’ fiduciary obligations under these circumstances require them to undertake an appropriate evaluation of Adolor’s net worth as an acquisition candidate.

49.           The Individual Defendants have violated their fiduciary duties owed to Plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company’s public shareholders for their own personal benefit.

50.           Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Adolor’s assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Adolor common stock.

51.           The consideration to be paid to Class members in the Proposed Transaction is unfair and inadequate because, among other things:

(a)          The intrinsic value of Adolor common stock is materially in excess of the amount offered for those securities in the transaction giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company; and

(b)         By entering into the Merger Agreement with Cubist, the Individual Defendants have allowed the price of Adolor stock to be capped, thereby depriving Plaintiff and the Class of the opportunity to realize any increase in the value of Adolor stock.

52.           By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

53.           Cubist aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the wrongful conduct complained of herein could not have occurred without the knowing participation of Cubist.

54.                                 Plaintiff and other members of the Class have no adequate remedy at law.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

55.           Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

56.           By the acts, transactions and courses of conduct alleged herein, defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

57.           As alleged herein, the Individual Defendants have failed to, inter alia:

(a)          Adequately consider the Proposed Transaction, including whether it maximizes shareholder value;

(b)         Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in a market check or canvas of the industry; and

(c)          Otherwise take the steps necessary to comply with their fiduciary duties.

58.          As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

59.          In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a)          Undertake an appropriate evaluation of Adolor’s value;

(b)         Evaluate the Proposed Transaction and other potential transactions;

(c)          Enable public shareholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d)         Refrain from favoring the Individual Defendants’ interests over those of the Company’s public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e)          Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

60.          Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

COUNT II

Against Cubist and FRD
(For Aiding and Abetting Breaches of Fiduciary Duties)

61.           Plaintiff repeats and re-alleges each allegation set forth herein.

62.           Defendants Cubist and FRD by reason of their status as parties to the Proposed Transaction, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

63.           Such breaches of fiduciary duties could not and would not have occurred but for the conduct of Defendants Cubist and FRD who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

64.           As a result of the unlawful actions of defendants Cubist and FRD, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for Adolor’s assets and business. Unless the actions of Cubist and FRD are enjoined by the Court, Defendants Cubist and FRD will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

65.           As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Adolor shares.

66.           Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A.            Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

B.            Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C.            In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D.            Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

E.             Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

F.             Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: November 4, 2011	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810) 919 N. Market Street, Suite 1401
OF COUNSEL: U. Seth Ottensoser Joseph R. Beige Joseph R. Seidman, Jr. BERNSTEIN LIEBHARD LLP 10 East 40th Street New York, NY 10016 (212) 779-1414		P.O. Box 1070 Wilmington, DE 19899-1070 (302) 656-4433 Counsel for Plaintiff